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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 09312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brauerle + Company P.C

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2017
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS


Bauerle
AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Phillips Capital, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Phillips Capital, Inc. (a Nevada corporation) as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Phillips Capital, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips Capital, Inc., as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Phillips Capital, Inc.'s financial statements. The supplemental information is the responsibility of Phillips Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauerle & Company P.C.
Bauerle and Company, P.C.
Denver, Colorado

February 22, 2017

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

PHILLIPS CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	238,274
Accounts receivable		314,437
Total Current Assets		552,711
PROPERTY AND EQUIPMENT - AT COST		
Net of $180,736 Accumulated Depreciation		-
OTHER ASSETS		
Stock investment		1,408
TOTAL ASSETS	$	554,119

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	2,490
Total Current Liabilities		2,490
SHAREHOLDER'S EQUITY		
Common Stock, $0.10 Par Value; 250,000 Shares Authorized; 33,000 Shares Issued and Outstanding		3,300
Additional Paid-In Capital		160,601
Treasury Stock, at Cost 27,815 Common Shares		(278,487)
Retained Earnings		666,215
TOTAL SHAREHOLDER'S EQUITY		551,629
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	554,119

The accompanying notes are an integral part of the Financial Statements.

PHILLIPS CAPITAL, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Commissions	$ 498,965
Other	947
Total Revenues	499,912
EXPENSES	
Compensation and employee benefits	83,861
Rent	67,051
Other general and administrative	47,640
Total Expenses	198,552
NET INCOME	$ 301,360

The accompanying notes are an integral part of the Financial Statements.

PHILLIPS CAPITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Sharholder's Equity
Balance, January 1, 2016	$ 3,300	$ 160,601	$ (278,487)	$ 364,855	$ 250,269
Distribution to Shareholder	-	-	-		-
Net Income	-	-	-	301,360	301,360
Balance, December 31, 2016	$ 3,300	$ 160,601	$ (278,487)	$ 666,215	$ 551,629

The accompanying notes are an integral part of the Financial Statements.

PHILLIPS CAPITAL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	301,360
Changes in Operating Assets and Liabilities:		
Accounts receivable		(279,575)
Accounts payable and Accrued expenses		(10,089)
Net Cash Provided By Operating Activities		11,696
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Office Fumiture and Equipment		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Shareholder		-
NET INCREASE IN CASH AND CASH EQUIVALENTS		11,696
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		226,578
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	238,274
SUPPLEMENTAL DISCLOSURE:		
Interest Paid	$	-

The accompanying notes are an integral part of the Financial Statements.

1 Nature of Operations and Significant Accounting Policies.

Nature of Operations. Phillips Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily earns revenues from private placement offerings and commissions on mutual fund transactions.

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. Underwriting income is recorded at the time the private offering is complete. Income from commissions on mutual fund transactions is recorded on a trade-date basis, which is the date that the transaction is executed. Transaction advisory fees and service revenues are recognized as earned, based upon the terms of the specific contracts with the customers.

Cash and Cash Equivalents. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2016, cash equivalents consisted of a money market account held with a bank.

Accounts Receivable. Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2016, no accounts were deemed doubtful and thus no allowance is provided. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date do not bear any interest. Delinquent receivables are written-off based on specific circumstances of the customer.

1 Nature of Operations and Significant Accounting Policies. (Continued)

Financial Instruments and Concentrations of Credit Risk. The book values of the Company's cash and cash equivalents, accounts receivable, and accrued liabilities approximate their fair values given their short term nature. Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2016, the Company's cash accounts did not exceed Federally insured limits, however, periodically during the reporting period, balances in various operating accounts may have exceeded Federally insured limits. We have not experienced any losses in such accounts.

At December 31, 2016, substantially all of the balance of Accounts Receivable is due from one customer, and was collected in January 2017. During the year ended December 31, 2016, one customer accounted for approximately 83% of the Company's revenue. The Company performs ongoing credit evaluations of is customers and generally does not require collateral as the Company believes it has collection measures in place to limit the potential for significant losses.

Income Taxes. The Company, with the consent of its sole shareholder, has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code, and therefore, is not directly subject to income taxes. Therefore, taxable income or loss is reported to the individual shareholder for inclusion in the shareholder's tax return. As such, no provision for federal or state income taxes has been included in the accompanying financial statements.

Generally Accepted Accounting Principles require the Company to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit, and to record a liability for any such taxes including penalties and interest. As of December 31, 2016, management has not identified any uncertain tax positions. The Company evaluates the validity of its conclusions regarding uncertain income tax positions on an annual basis, including its status as a pass-through entity, to determine if facts or circumstances have arisen that might cause management to change its judgment regarding the likelihood of a tax position's sustainability under examination. The Company files income tax returns in the U.S. Federal jurisdiction and in various state jurisdictions. These returns are currently open for income tax examinations under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2013 and after, and by various state taxing agencies for years ended December 31, 2012 and after.

1 Nature of Operations and Significant Accounting Policies. (Continued)

Property and Equipment. Property and equipment consists of furniture and fixtures, and leasehold improvements having a cost of $103,470 and $77,266, respectively, which was fully depreciated under straight-line methods over the useful lives of the respective assets prior to the year ended December 31, 2016. At December 31, 2016, the net book value of property and equipment was $-0- and depreciation expense was $-0-, for the year ended December 31, 2016.

Treasury Stock. Common stock shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using the first-in, first-out method.

Subsequent Events. Subsequent events have been evaluated through February 22, 2017, which is the date the financial statements were available to be issued. The Company distributed $310,000 to its shareholder in January 2017.

2 Lease Commitments.

The Company leases its corporate office under an operating lease agreement with monthly rental payments of approximately $6,700 and expiring in July 2018. Future minimum lease payments are approximately $85,000 and $51,000 in 2017 and 2018, respectively. The Company subleases a portion of its office on a monthly basis. Rent expense for the year ended December 31, 2016 was $59,371, which is net of sublease income of $35,216.

3 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $235,784, which was $230,784 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.01 to 1 at December 31, 2016.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

PHILLIPS CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2016

Net Capital	
Total Shareholder's Equity	$ 551,629
Non-Allowable Assets:	
Accounts receivable	314,437
Stock investment	1,408
Total Non-Allowable Assets	315,845
Haircut on Money Market Account	-
Net Capital	$ 235,784
Aggregate Indebtedness	$ 2,490
Minimum Net Capital Required	$ 5,000
Capital in Excess of Minimum Requirement	$ 230,784
Ratio of Aggregate Indebtedness to Net Capital	0.01 to 1

There were no material differences between the amounts presented above and the amounts presented in the Company's computation file with Part II, Form X-17A-5 for December 31, 2016. Accordingly, no reconciliation is necessary.


Bauerle
AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Phillips Capital, Inc.
Denver, Colorado

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Phillips Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k), under which Phillips Capital, Inc. claimed an exemption from 17 C.F.R §240.15c3-3 under the exemptive provision of 17 CFR §240.15c3-3(k) (1) Limited Business, and (2) Phillips Capital, Inc. stated that Phillips Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Phillips Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Phillips Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) – Limited Business Exemptive Provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bauerle & Company P.C

Bauerle and Company, P.C.
Denver, Colorado

February 22, 2017

7887 E. Belleview Ave., Ste. 700
Denver, CO 80111

MAIN: 303.759.0089
FAX: 303.759.2189
www.bcdenver.com

Phillips Capital, Inc.

January 9, 2017

RE; Exemption Report

Phillips Capital, Inc. (the Company) is a registered broker dealer subject to Rule 17a 5 promulgated by the Securities Exchange Commission (17 CFR 240 17 a 5) this Exemption Report was prepared as required by 17 CFR 240 17 a 5 (d) (1) and (4) . To the best of its knowledge and belief, the Company states the following:

1) The Company claimed the exemption from 17 CFR 15c3-3 under the provision 17 CFR 240 15c3 3 (k) (1) Limited Business exemption.
2) The Company met the identified exemption provisions in 17CFR 240 15c3-3(k) throughout the most recent fiscal year without exception.

I , Christopher L Phillips affirm to the best of my knowledge and belief this Exemption Report is true and accurate.

Signed: 

Christopher L Phillips
President

Date: 1/9/17

1610 Wynkoop Street, Suite 500 Denver, Colorado 80202 303-629-1616 Fax 303-595-0446